                                                                   EXHIBIT 99(a)

[DUSA LOGO]
INNOVATION IN PHOTODYNAMIC THERAPY

DUSA PHARMACEUTICALS, INC. (R)
FOR RELEASE AT 7:00 A.M.

                   DUSA PHARMACEUTICALS REPORTS SECOND QUARTER
                               FINANCIAL RESULTS;

                        COMPANY TO STREAMLINE OPERATIONS

WILMINGTON, MA. AUGUST 3, 2005 - DUSA Pharmaceuticals, Inc. (NASDAQ NMS: DUSA) a leading biopharmaceutical company developing photodynamic therapy (PDT) products for dermatology and other medical indications, reported today its financial results for the second quarter ended June 30, 2005. Revenues for the second quarter of 2005 were $2.23 million compared to $2.18 million in the second quarter of 2004. Revenues for the six-months ended June 30, 2005 were $5.60 million compared to $3.43 million in the comparable 2004 period. As a result of lower than expected sales during the first half of 2005, the Company today announced a planned reduction of overhead and expenses by eliminating 14 corporate headquarters staff positions and consolidating two sales territories. The Company expects that it will reduce future operating costs by $1.4 million on an annualized basis as a result of these actions.

Bob Doman, DUSA's president and chief operating officer, stated: "The underlying fundamentals and large market potential for our therapy have not changed. However, in light of the lower level of sales during the first half of 2005, we did make the prudent decision to reduce corporate headquarters staff, across all departments, in order to better align our expenses with revenues. We also decided to consolidate 2 sales territories during the quarter whose markets will be addressed by sales reps in adjacent territories. Combining these organizational changes with the continued progress in enrollment in our Phase II clinical trials, and a number of ongoing in-licensing and out-licensing discussions, we remain confident that we are in a good position to exploit our therapy in a highly attractive market segment. We believe that with a more focused sales strategy we will begin to deliver increasing revenue as we approach year end."

FINANCIAL HIGHLIGHTS:

For the three months ended June 30, 2005, DUSA's net loss was ($4,826,000), or ($0.29) per common share, compared to a loss of ($4,196,000), or ($0.25) per common share for the comparable 2004 period. This increase in our year over year loss is primarily due to lower margins on the sales of our products as well as increased research and development costs, and increased marketing and sales expenses in anticipation of higher sales volumes, offset, in part, by lower general and administrative expenses.

Revenues for the three months ended June 30, 2005 were $2,228,000, compared to $2,176,000 in 2004 and were comprised of the following:

                                                          THREE MONTHS ENDED
                                                               JUNE 30,
                                                              (UNAUDITED)
                                            --------------------------------------------------
                                                                                    INCREASE/
                                               2005               2004              (DECREASE)
                                            ----------          ----------          ----------
KERASTICK(R)  PRODUCT REVENUES
   United States                            $1,510,000          $1,204,000          $  306,000
   Canada                                      256,000             100,000             156,000
                                            ----------          ----------          ----------
        Total                                1,766,000          $1,304,000             462,000

BLU-U(R)  PRODUCT  REVENUES
   United States                            $  340,000          $  720,000          $ (380,000)
   Canada                                      122,000             152,000             (30,000)
                                            ----------          ----------          ----------
        Total                                  462,000             872,000            (410,000)
                                            ----------          ----------          ----------
           Total Product Revenues           $2,228,000          $2,176,000          $   52,000
                                            ==========          ==========          ==========

The increase in 2005 Kerastick(R) revenues was driven by a number of factors including: improved sales volumes, increased average unit selling prices as of November 2004, increased levels of our direct distribution to customers, and a reduction in our overall sales volume discount programs. Second quarter 2005 end-user Levulan(R) Kerastick(R) net sales to physicians totaled 20,172 Kerastick units, versus 17,910 in the second quarter of 2004. The decrease in 2005 BLU-U(R) revenues was driven by lower sales volumes, offset, in part, by increased average selling prices. There were 69 units sold during the second quarter of 2005 versus 220 units in the comparable 2004 period. The decrease in BLU-U units sold is due primarily to the implementation of a more focused sales strategy aimed at increasing Kerastick sales volumes in existing accounts as well as, a decrease in our BLU-U discount programs.

Total product margins for the three months ended June 30, 2005 were $758,000 or 34% as compared to $1,107,000 of 51% for the comparable 2004 period. Kerastick(R) margins increased on a pure dollar value basis to $920,000 in the second quarter of 2005 from $814,000 in the comparable 2004 period, but decreased on a percentage basis from 62% to 52%. This decrease in margin percentage is due to the fact that we have been operating our Kerastick manufacturing plant below capacity, resulting in underutilization charges, which have negatively impacted margins. Due to this situation, we are realizing expected fluctuations in our margins as result of both the timing of production and unabsorbed expenses. Our long-term goal is to achieve higher margins on Kerastick sales which will be dependent on increased sales and production volumes. BLU-U(R) margins were ($162,000) or (35%) for the current quarter versus $293,000 or 34% in 2004. The erosion on margin is directly attributable to the fact that in 2005 we sold newly purchased units with an associated production cost, whereas during the comparable 2004 period, we sold units which had a zero net book value due to inventory impairment charges recorded during 2002 following termination of an agreement with a marketing partner. The margin erosion is somewhat offset by an increase in the overall selling price per unit. Our short-term strategy is to approach breakeven on device sales in an effort to drive Kerastick(R) sales volumes. However, our longer term goal is to move towards a reasonable profit margin on all device sales.

Total operating costs for the three months ended June 30, 2005 were $5,936,000 as compared to $5,679,000 in 2004. Research and development costs for the second quarter of 2005 have increased to $1,799,000 from $1,577,000 in the second quarter of 2004, as we continue to move forward with our Phase II clinical trials for use of Levulan(R) PDT in photodamaged skin and moderate to severe acne vulgaris. Marketing and sales costs increased to $2,296,000 in the second quarter of 2005 as compared to $1,699,000 for the second quarter of 2004. The increase in marketing and sales is mainly due to the expansion of our sales force from 16 employees as of June 30, 2004 to 31 employees as of June 30, 2005, including sales management. General and administrative costs decreased to $1,841,000 in Q2 2005 as compared to $2,403,000 for Q2 2004. This decrease is mainly attributable to lower legal expenses incurred due to the absence of patent litigation costs in Australia as the final hearing in the PhotoCure litigation was held in April 2004. The savings related to the Australian litigation is partially offset by the litigation costs against two compounding pharmacies and higher levels of general corporate expenses to support our business.

As of June 30, 2005, total cash, cash equivalents, and marketable securities was $38,661,000, compared to $49,151,000 at December 2004. This decrease is primarily attributable to the funding of our operational expenses, most notably our marketing and sales and research and development efforts in support of our current and future products.

DUSA PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                 JUNE 30,          DECEMBER 31,
                                                                  2005                2004
                                                               (UNAUDITED)
                                                               -----------         ------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                   $ 1,443,523         $  2,928,143
   Marketable securities                                        37,217,156           46,222,969
   Accounts receivable, net                                        630,925              711,016
   Inventory, net                                                2,384,575            1,417,160
   Other current assets                                          1,647,791            1,472,692
                                                               -----------         ------------
      TOTAL CURRENT ASSETS                                      43,323,970           52,751,980

   Property and equipment, net                                   3,374,667            3,481,888
   Deferred charges and other assets                               393,377              417,020
                                                               -----------         ------------
TOTAL ASSETS                                                   $47,092,014         $ 56,650,888
                                                               ===========         ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accrued expenses                       $ 3,234,426         $  3,722,716
   Deferred revenue                                                352,284              230,715
                                                               -----------         ------------
     TOTAL CURRENT LIABILITIES                                   3,586,710            3,953,431
   Other liabilities                                               198,617              190,439
                                                               -----------         ------------
TOTAL LIABILITIES                                                3,785,327            4,143,870
TOTAL SHAREHOLDERS' EQUITY                                      43,306,687           52,507,018
                                                               -----------         ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $47,092,014         $ 56,650,888
                                                               ===========         ============

DUSA PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    THREE MONTHS ENDED JUNE 30,
                                                                           (UNAUDITED)
                                                                  ------------------------------
                                                                      2005              2004
                                                                  ------------      ------------
   Kerastick(R) Product Revenues, Net                             $  1,766,029      $  1,303,833
   BLU-U(R) Product Revenues, Net                                      462,087           872,195
                                                                  ------------      ------------
PRODUCT REVENUES, NET                                                2,228,116         2,176,028

   Kerastick(R) Cost of Product Revenues and Royalties                 846,285           489,241
   BLU-U(R) Cost of Product Revenues                                   624,243           579,470
                                                                  ------------      ------------
COST OF PRODUCT REVENUES AND ROYALTIES                               1,470,528         1,068,711
                                                                  ------------      ------------
TOTAL MARGIN                                                           757,588         1,107,317
                                                                  ------------      ------------

OPERATING COSTS
   Research and development                                          1,799,149         1,577,294
   Marketing and sales                                               2,295,914         1,699,145
   General and administrative                                        1,841,239         2,402,546
                                                                  ------------      ------------
TOTAL OPERATING COSTS                                                5,936,302         5,678,985
                                                                  ------------      ------------
LOSS FROM OPERATIONS                                                (5,178,714)       (4,571,668)
OTHER INCOME, NET                                                      352,596           375,581
                                                                  ------------      ------------
NET LOSS                                                          $ (4,826,118)     $ (4,196,087)
                                                                  ============      ============
BASIC AND DILUTED NET LOSS PER COMMON SHARE                       $      (0.29)     $      (0.25)
                                                                  ============      ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                                       16,921,318        16,727,111
                                                                  ============      ============

                                                                        SIX MONTHS ENDED JUNE 30,
                                                                               (UNAUDITED)
                                                                     ------------------------------
                                                                         2005              2004
                                                                     ------------      ------------
   Kerastick(R) Product Revenues, Net                                $  4,276,118      $  2,199,098
   BLU-U(R) Product Revenues, Net                                       1,320,612         1,232,615
                                                                     ------------      ------------
PRODUCT REVENUES, NET                                                   5,596,730         3,431,713

   Kerastick(R) Cost of Product Revenues and Royalties                  1,825,528           919,871
   BLU-U(R) Cost of Product Revenues                                    1,648,628           974,845
                                                                     ------------      ------------
COST OF PRODUCT REVENUES AND ROYALTIES                                  3,474,156         1,894,716
                                                                     ------------      ------------
TOTAL MARGIN                                                            2,122,574         1,536,997
                                                                     ------------      ------------

OPERATING COSTS
   Research and development                                             3,394,866         3,265,060
   Marketing and sales                                                  5,081,316         3,066,603
   General and administrative                                           3,523,718         4,577,793
                                                                     ------------      ------------
TOTAL OPERATING COSTS                                                  11,999,900        10,909,456
                                                                     ------------      ------------
LOSS FROM OPERATIONS                                                   (9,877,326)       (9,372,459)
OTHER INCOME, NET                                                         719,593           774,718
                                                                     ------------      ------------
NET LOSS                                                             $ (9,157,733)     $ (8,597,741)
                                                                     ============      ============
BASIC AND DILUTED NET LOSS PER COMMON SHARE                          $      (0.54)     $      (0.55)
                                                                     ============      ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                                          16,914,870        15,764,792
                                                                     ============      ============

DUSA Pharmaceuticals, Inc. is a biopharmaceutical company engaged primarily in the development of Levulan(R) Photodynamic Therapy (PDT) and Photodetection (PD) for multiple medical indications, with its primary focus in dermatology. PDT and PD utilize light-activated compounds such as Levulan(R) to induce a therapeutic or detection effect. DUSA is a world leader in topically or locally applied PDT and PD. The Company maintains offices in Wilmington, MA, Valhalla, NY, and Toronto, Ontario.

Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to statements concerning DUSA's beliefs regarding revenues as we approach year end and expectations of reductions in future operating costs. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, without limitation, the increasing market acceptance of our products, sufficient funding for business activities, changing market and regulatory conditions, the impact of competitive products and pricing, the reliance on third-parties for the production and manufacture of our products, the maintenance of our patent portfolio, and other risks and uncertainties identified in DUSA's Form 10-K for the year ended December 31, 2004.

For further information contact: D. GEOFFREY SHULMAN, MD, Chairman and CEOor SHARI LOVELL, Director, Shareholder Services Tel: 416.363.5059 Fax 416.363.6602 or visit www.dusapharma.com